UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                EQUITY ONE, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    690113105
                                    ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 17, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: David Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  2,981,000* shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 2,981,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,981,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________________
* Includes 650,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Moshe Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  2,981,000* shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 2,981,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,981,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________________
* Includes 650,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Aviram Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  2,981,000* shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 2,981,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,981,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________________
* Includes 650,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Nathan Hetz
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  2,981,000* shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 2,981,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,981,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________________
* Includes 650,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Klara Hetz
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  2,981,000* shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 2,981,000* shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 2,981,000* shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

14   TYPE OF REPORTING PERSON: IN


___________________
* Includes 650,000 shares of Common Stock issuable upon the exercise of warrants.

     This Amendment No. 2 to the Statement on Schedule 13D dated October 17, 2000 is being filed to report the purchase by AH Investments US, L.P., a Delaware Limited Partnership ("AH Investments") on August 17, 2001, of 1,300,000 shares of common stock, $0.01 par value (the "Common Stock"), of Equity One, Inc., a Maryland corporation (the "Issuer"), which purchase includes the exercise of warrants to purchase 375,000 Common Stock from the Issuer. Messrs. David Wertheim, his father, Moshe Wertheim, his cousin, Aviram Wertheim (together, the "Wertheim Family Members") and Nathan Hetz and his spouse, Mrs. Klara Hetz, control AH Investments.

Item 3. Source and Amount of Funds or Other Consideration

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The purchase price paid by AH Investments for the acquisition of 1,300,000 shares of Common Stock of the Issuer in a private transaction, which purchase includes the exercise of warrants to purchase 375,000 shares of Common Stock from the Issuer, was $14,137,500 ($10.875 per share), of which (i) $5,630,000 was provided from proceeds of a loan (the "First Loan") to AH Investments from Bank Halpoalim B.M. (the "Bank"), (ii) $1,460,000 was provided from proceeds of a second loan (the "Second Loan") to AH Investments from the Bank, (iii) $2,110,000 was provided from proceeds of a third loan (the "Third Loan") to AH Investments from the Bank, (iv) $1,976,000 was provided as a loan (the "AHPI Loan") to AH Investment by Alony Hetz Properties and Investments Ltd. ("AHPI"),
(v) $2,634,000 was provided as an investment in AH Investments by AH Holdings US, Inc. ("AH Holdings") as its general partner and AHPI as its limited partner, and (vi) the remainder of $327,500 was financed from working capital of AH Investments.

     AH Investments pledged to the Bank, pursuant to a Pledge Agreement (the "Pledge Agreement") dated August 16, 2001, the 1,300,000 shares of Common Stock held by it together with any subsequently purchased shares of Common Stock of the Issuer, and any shares and other securities into which the same may be converted or exchanged and other income therefrom, collections thereon or distributions with respect thereto, and all proceeds thereof or relating thereto (the "Pledged Securities") and granted the Bank a security interest in the Pledged Securities to secure the First, Second and Third Loans.

     AH Investments and AH Holdings (as the general partner) agreed under the First, Second and Third Loan Agreements, among others: (i) not to create or permit to exist any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien, charge or other security interest or any preference, priority or other security agreement over all or any part of Pledged Securities; (ii) not to merge or consolidate with any other person or permit any change in the control of AH Investments or AH Holdings, as the case may be, and
(iii) not to sell, transfer, lend or otherwise dispose of or cease to exercise direct control over any part of its assets, undertakings or revenues which, in the opinion of the Bank, is material, otherwise than for full consideration in the ordinary course of business.

     The First, Second and Third Loans bear annual interest rates of LIBOR plus 1.20%, 1.20% and 0.85%, respectively. The interest is payable every one, two or three months or such other period as the parties will agree, with the first interest period for any extension of the Loans commencing on the date of such extension of Loans. The First and Second Loan Agreements expire on October 9, 2006 and the Third Loan Agreement expires on October 8, 2004. All three Loans were guaranteed by AHPI.

     The AHPI Loan is payable on August 16, 2011 and bears interest at a rate of LIBOR plus 1% per annum, paid quarterly beginning October 10, 2002.

     On April 6, 2001, AH Investments purchased 15,200 shares of Common Stock at a price of $10.0 per share, in the open market using its working capital funds.

     On April 9, 2001, AH Investments purchased 15,800 shares of Common Stock at a price of $10.0 per share, in the open market using its working capital funds.

     The exercise price of the remaining warrants to purchase 650,000 shares of Common Stock, issued by the Issuer to AHPI or its assigns, is $10.875, subject to certain adjustments. It is expected that the proceeds for the purchase of the 650,000 shares of Common Stock will also be funded by loans from the Bank, working capital, and loans to AH Investments by AH Holdings as its general partner and AHPI as its limited partner.


Item 4. Purpose of Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     Pursuant  to  a   Subscription   Agreement   dated  October  4,  2000  (the
"Subscription Agreement"), between AHPI or its wholly owned entity and the Issuer, AH Investments purchased from the Issuer in a private transaction 1,000,000 shares of Common Stock for $10.875 per share on November 17, 2000 (the "Initial Closing"). Under the Subscription Agreement, AH Investments purchased an additional 925,000 shares of Common Stock for $10.875 per share on August 17, 2001. In addition, the Issuer issued to AHPI or its assigns warrants to purchase 1,025,000 shares of Common Stock at an exercise price of $10.875 per share (subject to certain adjustments). Of such warrants, warrants to purchase 375,000 shares were exercised on August 17, 2001 and warrants to purchase additional 650,000 shares remain exercisable until December 31, 2002, provided that such exercise will be made only within the 30-50 day period following the end of each calendar quarter and the exercise date does not occur on or after the second business day following the Issuer's release of its quarterly or annual financial results. Copies of the Subscription Agreement and the Warrant Agreement for the Purchase of Shares of Common Stock dated October 4, 2000 (the "Warrant Agreement") have been filed as Exhibits 2 and 3, respectively, to the Statement on Schedule 13D filed by the reporting persons with the Securities and Exchange Commission (the "SEC") on October 19, 2000 and are hereby incorporated by reference. The 2,300,000 shares of Common Stock purchased by AH Investments under the Subscription Agreement and the Warrant Agreement, the 31,000 shares of Common Stock purchased by AH Investments in the open market and the 650,000 shares issuable upon the exercise of the outstanding warrants were and will be purchased for investment purposes. The equity investment in the Issuer is a result of the determination of the management of AHPI to acquire through AH Investments real estate investments in North America in addition to its investments in Israel and the U.K.

     Pursuant to the terms of a Stockholders Agreement dated October 4, 2000 (the "Stockholders Agreement") by and among (i) the Issuer, (ii) AHPI or its wholly owned entity (the "Investor"), and (iii) Gazit-Globe (1982) Ltd., M.G.N.
(USA), Inc. and Gazit (1995), Inc. (the "Gazit-Globe Group"), the Investor designated one director to the Issuer's Board of Directors and recommended a second director to serve on the Board of Directors, which director was approved by the Issuer.

     Each member of the Gazit-Globe Group agreed, during the term of the Stockholders Agreement, to vote all of its voting securities of the Issuer and to take all other necessary actions within its control so that designees of the Investor are elected to the Board of Directors of the Issuer pursuant to the following conditions:

     (i) if the Investor owns at least 2,300,000 shares of the Issuer as of December 31, 2001 and 2,950,000 shares as of December 31, 2002, and all the shares held by the Investor (directly or indirectly) represent at least 20% of the aggregate number of shares held (directly or indirectly) by the Investor and the Gazit-Globe Group, and such aggregate amount represents not less than 50% of the total outstanding voting capital stock of the Issuer, the Investor may designate the greater of two nominees or such number of nominees as will constitute 20% of the Board of Directors of the Issuer to the Board of Directors;

     (ii) if certain conditions are not met at any time after each applicable date, and such failure is not remedied within 60 days of the date upon which the condition is no longer met (the "Cure Period"), but the Investor owns (directly or indirectly) the greater of (i) 5% of the Issuer's total outstanding voting capital stock on a fully-diluted basis, and (ii) 1,000,000 shares, the Investor will then become entitled to only designate one nominee to the Board of Directors of the Issuer and will promptly cause one of its directors to submit its resignation to the Issuer.

     To the extent the Investor loses the right to designate a director by failing to meet the ownership requirements set forth above (and not remedying the same within the Cure Period), the Investor will irrevocably lose the right to designate a director for such position notwithstanding its later acquiring a sufficient interest to meet the ownership requirements.

     To the extent the Investor has the right to designate two directors pursuant to the above conditions, at least one such person will be a resident or citizen of the United States and not an affiliate of the Investor, the Gazit-Globe Group or the Issuer.

     The parties further agreed that for any period during which the Investor owns beneficially and/or of record 20% or more of the outstanding shares of Common Stock and the Gazit-Globe Group holds a majority interest in the Issuer, the Investor may not, without the prior written consent of the Issuer's Board of
Directors:

     (i) directly or indirectly seek, or permit any person over whom or which the Investor has control (a "Controlled Person") to seek or encourage or assist any associate, partner or affiliate of the Investor to seek representation on the Board of Directors of the Issuer or otherwise seek to participate in or influence the Issuer's management, management decisions, operating policies, or governing corporate instruments;

     (ii) instigate or join in any attempt to change the Issuer's management, management decisions, operating policies, governing corporate instruments or conduct of its business and affairs;

     (iii) solicit or permit any Controlled Person to solicit, or encourage or assist any associate, partner or affiliate of the Investor to solicit proxies with respect to any shares of Common Stock or other securities of the Issuer entitled to vote generally for the election of directors or otherwise ("Voting Securities") under any circumstance, or become a "participant", or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to become a "participant", in any "election contest" relating to the election of directors of the Issuer, changes in governing corporate instruments or otherwise (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Act of 1933, as amended);

     (iv) deposit, or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to deposit, any Voting Securities in a voting trust or similar arrangement, or subject or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to subject any Voting Securities to a voting or similar agreement;

     (v) take any action alone or in concert with any other person to acquire or affect the control of the Issuer or, directly or indirectly, participate in, or encourage the formation of, any group seeking to obtain or take control of the Issuer; or

     (vi) directly or indirectly seek to influence any of the Issuer's contractual relationships, whether orally, in writing or otherwise (including, without limitation, the Issuer's contractual relationships with its auditors, its investment bankers and its lenders).

     A copy of the Stockholders Agreement has been filed as Exhibit 4 to the Statement on Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

     Apart from the foregoing, none of the Wertheim Family Members, Mr. Hetz or Mrs. Hetz has any plan or proposal, directly or through their controlling beneficial interest in M. Wertheim (Holdings) Ltd. ("Wertheim Holdings"), AHPI, AH Holdings or AH Investments (or in his or her capacity as a director of Wertheim Holdings and AHPI, AH Holdings or AH Investments) currently does not have any plan or proposal, directly or indirectly, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Each of Messrs. David Wertheim, Moshe Wertheim, Aviram Wertheim and Nathan Hetz and Mrs. Klara Hetz is the indirect beneficial owner of 2,331,000 shares of Common Stock, or approximately 16.3% of the 14,311,901 shares of Common Stock of the Issuer issued and outstanding as of August 17, 2001. Upon the exercise of the outstanding warrants into 650,000 shares of Common Stock, each of Messrs. David Wertheim, Moshe Wertheim, Aviram Wertheim and Nathan Hetz and Mrs. Klara Hetz will be the indirect beneficial owner of 2,981,000 shares of Common Stock, or approximately 19.9% of the 14,961,901 shares of Common Stock of the Issuer to be issued and outstanding following the exercise of the warrants. All the above numbers of issued and outstanding shares of the Issuer and percentages of ownership are based on 13,011,901 shares of Common Stock, which the Issuer has reported were outstanding on August 9, 2001 in its Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 10, 2001.

     AH Investments is the record holder of the 2,331,000 shares of Common Stock and will be the record holder of the remaining 650,000 shares of Common Stock issuable upon the exercise of the warrants. AH Investments is a limited liability partnership in which AH Holdings is the general partner and AHPI is the limited partner. AH Holdings is a Delaware wholly owned subsidiary of AHPI. AHPI is an Israeli corporation, whose shares trade on the Tel Aviv Stock Exchange, which is 55.23% controlled by Wertheim Holdings (26.46%) and Nathan Hetz and Mrs. Klara Hetz (28.77%), pursuant to the Shareholders Agreement entered into by these parties and dated October 31, 1996 pertaining to, among others, the voting of their shares of AHPI. Wertheim Holdings is an Israeli holding company owned by Mr. David Wertheim (50.01%),

Mr. Aviram Wertheim (15%), Mr. Moshe Wertheim (together with his spouse 9.0%) and other Wertheim family members. Each of the Wertheim Family Members, Mr. Hetz and Mrs. Hetz has shared voting power with each other with respect to the 2,331,000 shares of Common Stock and will have shared voting power with each other with respect to the 650,000 shares of Common Stock issuable upon the exercise of the warrants.

     (c) Except for the transactions described in Item 4 above, the Wertheim Family Members, Mr. Hetz and Mrs. Hetz have not effected, directly or indirectly (through Wertheim Holdings, AHPI, AH Holdings or AH Investments) any transactions in the shares of Common Stock of the Issuer during the sixty (60) days prior to the filing of this Statement.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The description of the First, Second, and Third Loan Agreements, the pledge of the Pledged Securities pursuant to the First, Second, and Third Loan Agreements and the Pledge Agreement set forth in Item 3 of this Statement is hereby incorporated by reference in this Item 6. Pursuant to the terms of the Pledge Agreement, AH Investments may not grant, enter into, or effect, as the case may be, any option, right of first refusal, agreement, charter or by-law which might prohibit, impair or delay or otherwise affect the pledge, sale or disposition of the Pledged Securities or the exercise by the Bank of any of its rights and remedies under the Pledge Agreement.

Item 7. Material to be filed as Exhibits


Exhibit 1. Joint Filing Agreement has been filed as Exhibit 1 to the Statement on Schedule 13D filed with the SEC on November 19, 2000 and is hereby incorporated by reference.



Exhibit 2. Power of Attorney dated December 29, 2000 was filed as Exhibit 2 to the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on January 3, 2001 and is hereby incorporated by reference.



Exhibit 3. Subscription Agreement dated October 4, 2000 was filed as Exhibit 2 to the Statement on Schedule 13D filed with the SEC on November 19, 2000 and is hereby incorporated by reference.

Exhibit 4. Warrant Agreement for the Purchase of Shares of Common Stock dated October 4, 2000 was filed as Exhibit 3 to the Statement on
               Schedule 13D filed with the SEC on November 19, 2000 and is hereby incorporated by reference.



Exhibit 5. Stockholders Agreement dated October 4, 2000 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd. or its wholly owned entity, Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. was filed as Exhibit 4 to the Statement on
               Schedule 13D filed with the SEC on November 19, 2000 and is hereby incorporated by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment to the Statement is true, complete and correct.


Date:    August 30, 2001



                                                      *
                                       ---------------------------------------
                                                David Wertheim



                                                      *
                                       ---------------------------------------
                                                Moshe Wertheim



                                                      *
                                       ---------------------------------------
                                                Aviram Wertheim



                                                      *
                                       ---------------------------------------
                                                Nathan Hetz



                                                      *
                                       ---------------------------------------
                                                Klara Hetz


                                       *ALONY HETZ PROPERTIES AND
                                        INVESTMENTS LTD.
                                        (Attorney-in-Fact)


                                       By:        /s/Nathan Hetz
                                          ------------------------------------
                                          Nathan Hetz, Chief Executive Officer


                                       By:        /s/Varda Levy
                                          ------------------------------------
                                          Varda Levy, Chief Financial Officer